SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                         Commission File Number 0-25590

                           NOTIFICATION OF LATE FILING

(Check One):   |X| Form 10-K    |_| Form 11-K    |_| Form 20-F    |_| Form 10-Q
               |_| Form N-SAR

      For Period Ended: December 31, 1996

|_|  Transition  Report  on Form  10-K   |_|  Transition  Report  on Form 10-Q
|_|  Transition Report on Form 20-F      |_|  Transition  Report  on Form  N-SAR
|_|  Transition Report on Form 11-K

      For the Transition Period Ended:

      Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant             Datastream Systems, Inc.

Former name if applicable           N/A

Address of principal executive office (Street and number)

                                    50 Datastream Plaza

City, state and zip code            Greenville, South Carolina  29605


                                     PART II
                             RULE 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

            The Registrant needs additional time to incorporate into the subject report a narration description of the business of its wholly-owned subsidiary, SQL Group, Inc. ("SQL") and to incorporate into its financial statements the consolidated financial condition of SQL. SQL was acquired effective December 31, 1996. The delay in filing the subject report is primarily attributable to (i) the recent date of this acquisition and (ii) the work required to complete and incorporate the 1996 audit of SQL's financial condition and results of operations, determined under Dutch GAAP, into the Registrant's consolidated financial condition, which is determined under U.S. GAAP.


                                     PART IV
                                OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification

                  Daniel H. Christie                  (864) 422-5001
                  (Name)                        (Area Code) (Telephone Number)

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                  |X| Yes  |_| No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  |_| Yes  |X| No

      If so: attached an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        Datastream Systems, Inc.
              (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

3/31/97                    By    /s/   Daniel H. Christie
-------                          ------------------------
                                 Daniel H. Christie, Chief Financial Officer

            Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by any authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.